Filed by Blue Safari Group Acquisition Corp.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Blue Safari Group Acquisition Corp.

Commission File Number: 001-40473

Date: March 27, 2023

Bitdeer Technologies Holding Company and Blue Safari Group Acquisition Corp. Announce Effectiveness of Registration Statement and Extraordinary General Meeting Date for Proposed Business Combination

Extraordinary general meeting of Blue Safari’s shareholders to be held on April 11, 2023 at 9:00 a.m. Eastern Time

Blue Safari recommends Blue Safari’s shareholders vote “FOR” all proposals at the extraordinary general meeting

March 27, 2023 (PRNEWSWIRE) -- Bitdeer Technologies Holding Company (“Bitdeer”), a world-leading technology company for the cryptocurrency mining community, and Blue Safari Group Acquisition Corp. (NASDAQ: BSGA) (“Blue Safari”), a special purpose acquisition company, today announced that the U.S. Securities and Exchange Commission (the “SEC”) has declared effective the registration statement of Bitdeer Technologies Group (“BTG”) on Form F-4 (as amended, the “Registration Statement”) related to the previously announced proposed business combination of Bitdeer and Blue Safari (the “Business Combination”).

The board of directors of Blue Safari recommends its shareholders to vote in favor of the proposed Business Combination and the related proposals described in its definitive proxy statement dated March 27, 2023 (the “Proxy Statement”), at Blue Safari’s extraordinary general meeting (the “EGM”). The EGM will be held at 9:00 a.m. Eastern Time on April 11, 2023 to approve, among other things, the Business Combination. Shareholders of record of Blue Safari at the close of business on March 20, 2023 will be entitled to receive notice of and to vote at the EGM, which will be held virtually via live webcast at www.cstproxy.com/bluesafarigroup/2023 and physically at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, NY 10017, as further described in the Proxy Statement.

The Business Combination values Bitdeer at an implied equity value of approximately $1.18 billion. Upon closing of the Business Combination, BTG, the combined company, will become a publicly listed company on the Nasdaq under the ticker “BTDR.”

The Business Combination is expected to close shortly after approval by Blue Safari’s shareholders and the satisfaction of other customary closing conditions as described in the Proxy Statement and the Registration Statement.

A copy of each of the Proxy Statement and the Registration Statement can be accessed via the SEC website at www.sec.gov.

The board of directors of Blue Safari recommends its shareholders to vote "FOR" ALL PROPOSALS in advance of the EGM via the internet or by signing, dating, and returning the proxy card upon receipt by following the instructions on the proxy card.

Blue Safari’s sponsor, BSG First Euro Investment Corp., which owns approximately 49.3% of Blue Safari’s issued and outstanding shares as of the record date of the EGM, has agreed to vote its shares in favor of the Business Combination proposal at the EGM.

Blue Safari’s shareholders who have questions or need assistance with voting may contact Karen Smith, Advantage Proxy Inc., Blue Safari’s proxy solicitor, by calling 1-877-870-8565 or 1-206-870-8565 or by emailing ksmith@advantageproxy.com.

About Bitdeer Technologies Holding Company

Bitdeer is a world-leading technology company for the cryptocurrency mining community headquartered in Singapore. Bitdeer has committed to providing comprehensive digital asset mining solutions for its customers. Bitdeer handles complex processes involved in mining such as miner procurement, transport logistics, mining datacenter design and construction, mining machine management and daily operations. Bitdeer has mining datacenters deployed in the United States and Norway. To learn more, visit www.bitdeer.com.

About Blue Safari Group Acquisition Corp.

Blue Safari Group Acquisition Corp. is a blank check company sponsored by BSG First Euro Investment Corp., a British Virgin Islands company, and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the estimated implied equity value of Bitdeer, Blue Safari's and Bitdeer's ability to consummate the Business Combination, and expectations related to the terms and timing of the Business Combination, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Blue Safari's and Bitdeer's management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Blue Safari and Bitdeer. These forward-looking statements are subject to a number of risks and uncertainties, including the ability of Blue Safari and Bitdeer to successfully or timely consummate the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or approval of the shareholders of Blue Safari or Bitdeer; failure to realize the anticipated benefits of the proposed Business Combination; BTG’s ability to execute on its business model, potential business expansion opportunities and growth strategies, retain and expand customers' use of its services and attract new customers, and source and maintain talent; risks relating to the BTG's sources of cash and cash resources; risks relating to the blockchain and frontier technology infrastructure sectors, including the unregulated nature of the cryptocurrency space and potential future regulations, volatility of the price of digital assets, changes in the award structure for solving digital assets and limited availability of electric power resources; risks relating to Blue Safari's and BTG's vulnerability to security breaches; risks relating to BTG's ability to manage future growth; the effects of competition on BTG's future business; the amount of redemption requests made by Blue Safari's public shareholders; the ability of Blue Safari or BTG to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries involving the parties to the Business Combination; the impact of the COVID-19 pandemic on Bitdeer's or BTG's business and the global economy; and those factors discussed in the Registration Statement under the heading “Risk Factors,” Blue Safari's final prospectus related to its initial public offering dated June 10, 2021, under the heading "Risk Factors," in Blue Safari's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 under the heading "Risk Factors" filed with the SEC on March 6, 2023 and other documents filed, or to be filed, by Blue Safari with the SEC. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Blue Safari nor Bitdeer presently knows or that Blue Safari and Bitdeer currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Blue Safari's and Bitdeer's expectations, plans or forecasts of future events and views as of the date of this press release. Blue Safari and Bitdeer anticipate that subsequent events and developments will cause Blue Safari's and Bitdeer's assessments to change. However, while Blue Safari and Bitdeer may elect to update these forward-looking statements at some point in the future, Blue Safari and Bitdeer specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Blue Safari's or Bitdeer's assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

In connection with the Business Combination, BTG has filed relevant materials with the SEC, including the Registration Statement, which was declared effective by the SEC on March 27, 2023, and will file other documents regarding the Business Combination with the SEC. Blue Safari’s shareholders and other interested persons are advised to read the Proxy Statement and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain important information about Bitdeer, Blue Safari and the Business Combination. Blue Safari will mail the Proxy Statement and a proxy card to each Blue Safari’s shareholder entitled to vote at the EGM. Before making any voting or investment decision, shareholders of Blue Safari are urged to carefully read the entire Registration Statement, the Proxy Statement, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the Business Combination. The documents filed by Blue Safari and Bitdeer with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Blue Safari and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Blue Safari and their ownership of Blue Safari’s securities are included in the Proxy Statement, which is available at www.sec.gov. Other information regarding the interests of the participants in the proxy solicitation is included in the Proxy Statement pertaining to the Business Combination. These documents can be obtained free of charge from the source indicated above.

Bitdeer and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Blue Safari in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the Proxy Statement. These documents can be obtained free of charge from the source indicated above

Contacts

Investor Relations

Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations

Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056

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